July 17, 2020 GWG Life, LLC 325 North St. Paul Street, Suite 2650 Dallas TX 75201 United States of America Dear Sirs Re: GWG Life Settlements Portfolio – Quarterly Valuation as of June 30, 2020 You have asked that we prepare a valuation of your portfolio as of the Valuation Date set out in Appendix A. Terms used in this letter and not otherwise defined herein have the meaning specified in your Subscription Agreement with us or on the ClariNet LS website. Assumptions and Reliance • In preparing this valuation, we have relied upon the accuracy of the data contained in your ClariNet LS account as of the Pricing Date specified in Appendix A. • We have performed no testing of such data to determine its accuracy or completeness. • We have prepared this valuation solely with respect to the Portfolio identified in Appendix A as of the Pricing Date. • We have used assumptions as to discount rates and survival curve construction which have been specified by you and which are set out in Appendix B. • We have assumed that you have independently determined that the premium schedule used to value each Case is sufficient to carry the relevant Policy through to maturity. • The survival curves used in valuation have been generated by reference to mortality factors and underwriting dates supplied by you. We understand that these mortality factors reflect your determination of the Longest LE for the relevant Insured (as defined in Appendix C). We have not made any independent investigation of this determination. Valuation Based on the composition of the Portfolio as of the Pricing Date, we find that the Net Present Value of the Portfolio on the Valuation Date is as specified in Appendix A. Yours faithfully CLEARLIFE LIMITED By: __________________ Name: Mark Venn Title: CEO ClearLife Limited, Triscombe House, Triscombe, Taunton TA4 3HG, United Kingdom Tel. +44 (0)20 7100 0600 / info@clearlifeltd.com / www.clearlifeltd.com ClearLife Limited is a company registered in England & Wales. Registration number 06424296 Registered office: Priory House, Pilgrims Court, Sydenham Road, Guildford GU1 3RX

Appendix A Valuation Inputs and Outputs Description Current Quarter Previous Quarter Valuation Date June 30, 2020 March 31, 2020 Pricing Date: July 17, 2020 April 15, 2020 ClariNet LS Portfolio Name: 2020_06 Portfolio 2020_03 Portfolio Snapshot Snapshot Total Face Amount: $1,984,766,874 $2,025,388,464 Total Net Death Benefit: $1,960,825,764 $2,000,680,081 Number of Active Policies: 1,102 1,131 Number of Unique Surviving Insureds: 1,024 1,053 Discount Rate: 8.25% 8.25% Net Present Value: $794,705,823 $802,180,576 Definitions • Total Face Amount: this is the sum of the Face Amounts for each Case included in the Portfolio on the Valuation Date. • Total Net Death Benefit: This is the Net Death Benefit on the Valuation Date for each Case included in the Portfolio as of the Pricing Date. This excludes any Retained Death Benefit (“RDB”) amounts. Where the Case has a RDB amount which varies over time, the number shown here reflects the RDB amount as of the Valuation Date. The Net Death Benefit associated with each Case may vary over time and may not equal the Face Amount for the relevant Case. • Number of Active Policies: This is the number of Cases in the Portfolio on the Valuation Date with a Status other than MAT, PEND, SOLD, EXP, SURR or LAPS. • Number of Unique Surviving Insureds: This is the number of unique surviving Insureds referenced by the Active Policies in the Portfolio on the Valuation Date. This number may be fewer than the Number of Active Policies, where a single Insured is referenced by more than one Active Policy. • Net Present Value: This is the sum of the net present values calculated on the Pricing Date for all Active Policies in the Portfolio on the Valuation Date, determined by discounting the future mortality-adjusted cashflows back to the Valuation Date at the Discount Rate. 2

CLEARLIFE

Appendix B
Valuation Template Settings

Parameter Name	Current Quarter	Previous Quarter
Fees Template	Zero Fees	Zero Fees
Q(x) Adjustment	None	None
Mortality Table Name	2015 ANB	2015 ANB
Improvement Rates	0%	0%
Survival Factor Interpolation Type	Piecewise Constant Qx	Piecewise Constant Qx
Interpolate VBT Table Row Based on DOB at LE Review Date	False	False
Calculation of Joint Life Survival Curve	Frasierized	Frasierized
Smoking Status Override	Non-smoker	Non-smoker
LE Calculation Type	Mean	Mean
Calculation of LE Review Date Given Multiple Reports	Blended	Blended
NDB Collection Lag in Months	0	0
Longevity Calculation Type	Monthly	Monthly
Number of months to stress Qx	0	0
Interest payment during NDB collection lag	None	None
User-defined NDB collection lag interest rate	0%	0%
Aging underwriter reports	Regular	Regular
Apply Table Improvement from Underwriting Date	False	False
Blending methodology when combining life expectancy reports	Lx	Lx
Apply Improvement Rate Before Mortality Calculation	False	False
Set Value Date to next Policy monthiversary	True	True
Set LE Report Date(s) to Policy monthiversary	True	True
Include Other Purchase Costs in IRR	True	True
Include Origination Fee in IRR	True	True
Subtract the specified number from the Mean LE50	0	0
Exclude Paid Premiums in Portfolio Valuation	False	NA
Use Previous Month NDB When Calculating Expected Cashflows	False	NA

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Appendix C Longest LE Definition Longest LE: The LE Estimate used for each Policy within the Portfolio for purposes of calculating A2E analytics and Fair Market Value prospectively: • For any Policy owned as of December 31, 2018 that was purchased prior to LE underwriting changes by ITM TwentyFirst Services in 2013, the longer of the two LEs utilized in the valuation of the Policy following receipt of the updated LEs ordered in response to the 2013 changes; • For any Policy owned as of December 31, 2018 that was purchased after the LE underwriting changes by ITM TwentyFirst Services in 2013, the longest LE on file that was utilized in the pricing of the Policy at the closing of the Policy purchase (in instances where additional LE Reports were ordered, these were incorporated into the analysis whether in receipt of the LE Report at the time of closing or not, so long as the LE Report was received by a date no more than 30 calendar days subsequent to the closing date of the Policy purchase); and • For any Policy purchased subsequent to December 31, 2018 (i.e. future purchases for purposes of the initial A2E analysis), the longest life expectancy utilized in the pricing of the Policy at the closing of the Policy purchase so long as the LE Report is received by a date no more than 30 calendar days subsequent to the closing date of the Policy purchase. 4